Addendum to Custodian Agreement


     This Addendum to the Custodian Agreement dated
_____________________________, is entered into by and
between Firstar Bank Milwaukee, N.A. and
________________________ on this __________ day of
____________________________, 1998.

     WHEREAS, the entity known as Firstar Trust Company ceased operations on September 30, 1998; and

     WHEREAS, Firstar Bank Milwaukee, N.A. represents that it has the necessary trust and custodial powers to enter into this Agreement;

     NOW, THEREFORE, Firstar Bank Milwaukee, N.A. will be successor responsible party to each of the Agreements referenced above and will assume all responsibility for any acts or omissions during the time Firstar Trust Company was the named service provider under these same Agreements.

Firstar Bank Milwaukee, N.A.    The Rockland Growth Fund


BY:______________________        BY:____________________


ATTEST:__________________        ATTEST:________________